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Attention:	Gregory Dundas Kathleen Krebs Joseph Cascarano Robert Littlepage

Re:	HeadHunter Group PLC Registration Statement on Form F-1 (File No. 333-224065) CIK No. 0001721181

Ladies and Gentlemen:

As previously discussed with the Staff of the Division of Corporate Finance of the Securities and Exchange Commission, on behalf of HeadHunter Group PLC (the “Company”), we enclose certain changed pages to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-224065), as amended by Amendment No. 1 on March 18, 2019 (“Amendment No. 1”). The enclosed pages are marked to indicate changes from Amendment No. 1.

If you have any questions concerning the enclosed pages, please do not hesitate to contact me by telephone at +44 20.7710.1872.

Very truly yours,

/s/ David C. Boles

David C. Boles of LATHAM & WATKINS (London) LLP

cc:	Gregory Moiseev, HeadHunter Group PLC
Dmitry Sergienkov, HeadHunter Group PLC
J. David Stewart, Latham & Watkins LLP
Darina Lozovsky, White & Case LLP

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.